Exhibit II

Transactions in Class L Shares

The Reporting Persons executed the below trades in respect of Class L Shares in the last sixty days.

Description of Security	Purchase (P) / Sale (S)	Trade Date	Quantity	Price per share (Mexican Pesos)
Class L Shares	S	August 30, 2010	3,000,000	9.152
Class L Shares	S	August 31, 2010	2,000,000	9.209
Class L Shares	S	September 1, 2010	6,000,000	9.193
Class L Shares	S	September 2, 2010	5,000,000	9.216
Class L Shares	S	September 3, 2010	4,000,000	9.375
Class L Shares	S	October 28, 2010	100,000,000	9.200